82-4603

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	**X**	**Schedule A**
		Schedule B & C

ISSUER DETAILS:

Name of Issuer	**EXPATRIATE RESOURCES LTD.**
Issuer Address	**#701 - 475 Howe Street, Vancouver, B.C. V6C 2B3**
Issuer Telephone Number	**(604) 682-5474**
Contact Person	**Harlan D. Meade**
Contact Position	**President**
Contact Email Address	**info@expatriateresources.com**
Web Site Address	**www.expatriateresources.com**
Contact Person	**Harlan D. Meade**
Contact Telephone Number	**(604) 682-5474**
For Quarter Ended	**June 30, 2002**
Date of Report (yy/mm/dd)	**02/08/08**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Harlan D. Meade"	**02/08/23**
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Robert G. Yeoman"	**02/08/23**
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

dlw 9/17

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the consolidated balance sheet of Expatriate Resources Ltd. as at June 30, 2002, the consolidated statement of operations and deficit, the consolidated statement of cash flows, the consolidated schedule of deferred exploration and development costs and the consolidated schedule of metal leaching and sulphur technology costs for the six month period then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these consolidated statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
August 8, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

EXPATRIATE RESOURCES LTD
CONSOLIDATED BALANCE SHEET
JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2001)

	June 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 355,549	$ 144,462
Accounts receivable	11,940	13,359
Marketable securities (Note 3)	44,885	700,000
Mineral exploration tax credit recoverable	37,003	325,101
Prepaid expenses	4,839	-
	454,216	1,182,922
Property, Plant and Equipment (Note 4)	30,787	35,758
Mineral Properties, including deferred costs (Note 5)	16,486,728	16,439,313
Metal Leaching and Sulphur Technology, including deferred costs (Note 6)	506,210	500,000
Deposit	4,811	4,811
	$ 17,482,752	$ 18,162,804
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 30,729	$ 128,803
Due to related parties	73,728	49,236
Current portion of obligation under capital lease (Note 7)	3,014	2,828
Convertible loans (Note 8)	-	1,800,000
	107,471	1,980,867
Obligation under capital lease, net of current portion (Note 7)	1,658	3,213
Due to Joint Venture	10,232	10,232
	119,361	1,994,312
SHAREHOLDERS' EQUITY		
Share Capital (Note 9)	25,435,477	23,883,127
Share Subscription Advances	51,000	100,000
Deficit	(8,123,086)	(7,814,635)
	17,363,391	16,168,492
	$ 17,482,752	$ 18,162,804

Approved on Behalf of the Board:

"Robert G. Yeoman"
Director

"Harlan D. Meade"
Director

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended June 30, 2001)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
ADMINISTRATION COSTS:				
Accounting fees (recovery)	$ 4,076	$ (6,130)	$ 6,576	$ 17,104
Amortization	2,484	2,237	4,970	4,474
Consulting	7,658	15,772	10,306	22,531
Filing fees	6,776	8,855	12,226	11,795
Investor relations and financing	21,071	27,976	35,905	87,237
Legal fees	19,562	57,236	37,086	57,996
Office services	7,569	9,777	21,345	27,359
Rent	14,217	19,336	31,322	29,228
Salaries and benefits	12,742	37,485	46,521	65,009
Transfer agent	1,349	1,649	1,349	2,563
	97,504	174,193	207,606	325,296
Interest and miscellaneous income	(7,549)	(11,717)	(12,839)	(24,239)
	89,955	162,476	194,767	301,057
OTHER ITEMS:				
Interest on long-term debt	13,679	15,278	27,846	29,167
Loss (Gain) on conversion of foreign currencies	4,517	111	4,723	(867)
Gain on disposal of marketable securities	37,171	(416)	37,171	(46)
Mineral property examination costs	34,184	5,554	42,310	5,554
Write-off of capitalized costs related to abandoned mineral properties	58	43,250	1,634	43,250
	89,609	63,777	113,684	77,058
LOSS FOR THE PERIOD	179,564	226,253	308,451	378,115
DEFICIT AT BEGINNING OF PERIOD	7,943,522	2,746,167	7,814,635	2,591,805
SHARE ISSUE COSTS	-	-	-	2,500
DEFICIT AT END OF PERIOD	$ 8,123,086	$ 2,972,420	$ 8,123,086	$ 2,972,420
Loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended June 30, 2001)

	Three Months Ended		Six Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
OPERATING ACTIVITIES:				
Loss for the period	$ (179,564)	$ (226,253)	$ (308,451)	$ (378,115)
Adjustments:				
Amortization	2,484	2,237	4,970	4,474
Loss (Gain) on conversion of foreign currencies	4,517	111	4,723	(867)
Gain on disposal of marketable securities	37,171	(416)	37,171	(46)
Write-off of capitalized costs related to abandoned mineral properties	58	43,250	1,634	43,250
	(135,334)	(181,071)	(259,953)	(331,304)
Change in non-cash working capital items	976,110	58,508	928,216	(73,456)
	840,776	(122,563)	668,263	(404,760)
FINANCING ACTIVITIES:				
Convertible loan (repayment)	(490,335)	-	(500,000)	-
Special warrant issue costs	-	(15,566)	-	(15,566)
Share subscription advances	51,000	-	51,000	-
Issue of share capital for cash	-	182,925	143,000	182,925
Finders fees	-	1,500	(5,650)	-
Obligation under capital lease (repayment)	(696)	-	(1,369)	-
	(440,031)	168,859	(313,019)	167,359
INVESTING ACTIVITIES:				
Proceeds on disposal of marketable securities	(37,171)	416	(37,171)	4,653
Acquisition costs of mineral properties	(5,000)	-	(5,000)	-
Deferred exploration and development costs, net of mineral exploration tax credit	(115,108)	(292,245)	(196,053)	(547,430)
Deferred metal leaching and sulphur technology costs	(4,908)	(3,120)	(6,210)	(4,786)
Mineral property option payments received	2,500	-	105,000	-
Deposit	-	(16)	-	(16)
Due from Joint Venture	-	(34,279)	-	(299)
	(159,687)	(329,244)	(139,434)	(547,878)
Gain (Loss) on conversion of foreign currencies	(4,517)	(111)	(4,723)	867
INCREASE (DECREASE) IN CASH	236,541	(283,059)	211,087	(784,412)
CASH AT BEGINNING OF PERIOD	119,008	1,137,962	144,462	1,639,315
CASH AT END OF PERIOD	$ 355,549	$ 854,903	$ 355,549	$ 854,903

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the six month period ended June 30, 2001)

	2002							
	Finlayson Project	Lynx Creek	Aurex-Sinister Project	Hyland Gold Joint Venture	Eureka Joint Venture	Wolverine Joint Venture	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS:								
Accommodation and meals	$ 929	$ 140	$ 738	$ 290	$ -	$ -	$ -	$ 2,097
Assays	-	-	-	-	-	-	2,800	2,800
Consulting	83,870	4,506	16,332	1,599	1,164	447	40,774	148,692
Drafting	3,080	-	90	519	13	-	287	3,989
Field Office	4,541	206	620	246	44	-	4,204	9,861
Helicopter and fixed wing charters	816	6,072	-	-	-	-	-	6,888
Labour	-	-	-	3,604	1,512	-	-	5,116
Professional fees	-	-	-	-	-	-	4,600	4,600
Recording fees	2,865	-	-	527	-	-	27,758	31,150
Supplies and miscellaneous	5,515	150	1,680	94	45	-	1,520	9,004
Travel and freight	1,546	373	1,567	427	5	-	10,248	14,166
	103,162	11,447	21,027	7,306	2,783	447	92,191	238,363
Interest income	-	-	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-	-	-
Mineral exploration tax credit	(25,074)	(2,862)	(5,257)	(1,695)	(696)	(112)	(1,309)	(37,005)
Mineral property examination costs	-	-	-	-	-	-	(42,310)	(42,310)
Total costs incurred during the period	78,088	8,585	15,770	5,611	2,087	335	48,572	159,048
Balance, beginning of period	10,814,120	-	127,979	84,881	92,512	854,582	854,659	12,828,733
	10,892,208	8,585	143,749	90,492	94,599	854,917	903,231	12,987,781
Write-off of costs	-	-	-	-	-	-	(1,633)	(1,633)
Balance, end of period	$10,892,208	$ 8,585	$ 143,749	$ 90,492	$ 94,599	$ 854,917	$ 901,598	$12,986,148

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the six month period ended June 30, 2001)

	2001							
	Finlayson Project	Lynx Creek	Aurex-Sinister Project	Hyland Gold Joint Venture	Eureka Joint Venture	Wolverine Joint Venture	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS:								
Accommodation and meals	$ 6,525	$ -	$ -	$ -	$ -	$ -	$ -	$ 6,525
Assays	1,046	-	-	-	-	2,686	9	3,741
Consulting	224,507	-	-	9	123	155,058	5,539	385,236
Drafting	1,343	-	-	1	875	293	-	2,512
Field Office	-	-	-	-	-	-	-	-
Helicopter and fixed wing charters	22,736	-	-	-	-	478	-	23,214
Labour	7,379	-	-	90	447	-	-	7,916
Professional fees	-	-	-	-	-	-	7,400	7,400
Recording fees	24,975	-	-	-	2,375	7,294	8,799	43,443
Supplies and miscellaneous	18,069	-	-	-	-	1,097	1,079	20,245
Travel and freight	1,719	-	-	-	-	1,258	583	3,560
	308,299	-	-	100	3,820	168,164	23,409	503,792
Interest income	52,173	-	-	-	-	-	-	52,173
Recoveries	(2,336)	-	-	-	-	(584)	(61)	(2,981)
Mineral exploration tax credit	(66,411)	-	-	(22)	(318)	(36,298)	(233)	(103,282)
Mineral property examination costs	-	-	-	-	-	-	(5,554)	(5,554)
Total costs incurred during the period	291,725	-	-	78	3,502	131,282	17,561	444,148
Balance, beginning of period	10,340,406	-	115,874	75,642	88,466	613,843	1,620,077	12,854,308
	10,632,131	-	115,874	75,720	91,968	745,125	1,637,638	13,298,456
Write-off of costs	-	-	-	-	-	-	-	-
Balance, end of period	$10,632,131	$ -	$ 115,874	$ 75,720	$ 91,968	$ 745,125	$1,637,638	$13,298,456

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Expatriate Resources Ltd. (the "Company") is in the process of exploring its mineral properties located in Canada and Chile.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual consolidated financial statements.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Latina Resources Ltd.	British Columbia	100%
Nitrosyl Technologies Corporation	British Columbia	100%
Nitrox Metals Corporation	British Columbia	50%
Catalytic Sulphur Corporation	British Columbia	75%
Minera Latina, S.A.	Argentina	100%
Compañia Minera Latina Limitada	Chile	100%

3. MARKETABLE SECURITIES (See Note 15b)

	June 30, 2002	December 31, 2001
Uravan Minerals Inc. (83,667 shares; market value $25,100)	$ 12,550	$ -
Resource Investment Trust (14,287 shares; market value $31,431)	32,335	700,000
	$ 44,885	$ 700,000

Resource Investment Trust shares are recorded at cost as management considers the decline in market value to be temporary.

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2002			December 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 24,754	$ 8,713	$ 16,041	$ 17,823
Computer equipment	19,278	9,169	10,109	11,894
Equipment under capital lease	8,425	3,788	4,637	6,041
	$ 52,457	$ 21,670	$ 30,787	$ 35,758

5. MINERAL PROPERTIES

	June 30, 2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
Canalask Property	$ (7,314)	$ 573,378	$ -	$ 566,064
Aurex-Sinister Property	108,965	143,750	-	252,715
Finlayson Project	652,358	10,892,208	-	11,544,566
Donjek Properties	1	1,712	-	1,713
Selwyn Basin Properties	1	-	-	1
Wolverine Joint Venture Properties	2,557,500	854,917	-	3,412,417
Eureka Joint Venture Properties	59,894	94,599	-	154,493
Tillex and Cook Properties	1	204	-	205
Hyland Gold Joint Venture	49,000	90,493	-	139,493
Black and Fisher Properties	1	-	-	1
Isleña Project	46,560	271,701	-	318,261
Gabriela Property	7,600	8,900	-	16,500
Lucy Property	2,850	5,100	-	7,950
Yava Property	3,163	19,008	-	22,171
Fox River Project	1	1,633	(1,634)	-
Chug Chug Property	5,000	5,600	-	10,600
Cerro Ochre Property	5,000	3,400	-	8,400
Payo Properties	5,000	7,200	-	12,200
Blue Moon Property	-	5,392	-	5,392
Lynx Creek Property	5,000	8,586	-	13,586
	$ 3,500,581	$ 12,987,781	$ (1,634)	$ 16,486,728

5. MINERAL PROPERTIES (CONT'D)

	December 31, 2001			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
Canalask Property	$ 17,686	$ 573,252	$ -	$ 590,938
Aurex-Sinister Property	108,965	127,979	-	236,944
Finlayson Project	1,852,358	11,191,894	(1,477,774)	11,566,478
Donjek Properties	14,851	94,073	(108,923)	1
Selwyn Basin Properties	125,452	460,062	(585,513)	1
Wolverine Joint Venture Properties	2,557,500	854,582	-	3,412,082
Eureka Joint Venture Properties	64,894	92,512	-	157,406
Tillex and Cook Properties	184,432	-	(184,431)	1
Hyland Gold Joint Venture	49,000	84,881	-	133,881
Black and Fisher Properties	29,494	8,907	(38,400)	1
Isleña Project	89,810	482,900	(265,350)	307,360
Gabriela Property	7,600	6,100	(600)	13,100
Lucy Property	2,850	4,300	(900)	6,250
Yava Property	3,163	11,706	-	14,869
Fox River Project	-	1,300,000	(1,299,999)	1
	$ 5,108,055	$ 15,293,148	$ (3,961,890)	$ 16,439,313

Canalask Property

i. By Agreements dated May 28, 1993 and January 13, 1994, the Company acquired a 100% interest in 50 mineral claims located in the Whitehorse Mining District, Yukon Territory.

ii. The Company acquired by staking a 100% interest in 142 additional mineral claims contiguous to the claims described above.

iii. By a Letter Agreement dated October 14, 1999 (amended September 13, 2000), the Company granted Uravan Minerals Inc. of Alberta ("Uravan") an option to acquire a 50% interest in this Property for consideration of:

- Payment of $50,000 (payable in cash or shares of Uravan's capital stock) from Uravan as follows:
  - $ 25,000 on signing of the formal option agreement (paid by the issuance of 35,714 shares of Uravan at a price of $0.70 per share); and
  - $ 25,000 on or before January 1, 2002 (paid by the issuance of 166,667 shares of Uravan at a price of $0.15 per share).

5. MINERAL PROPERTIES (CONT'D)

- A requirement to incur an aggregate of $1,200,000 in exploration and development expenditures (of which $300,000 is a firm commitment) on the property to vest a 50% interest as follows:
    - $ 300,000 on or before August 1, 2001;
    - $ 400,000 on or before August 1, 2002; and
    - $ 500,000 on or before August 1, 2003.

Uravan paid the Company an additional $25,000 as a condition for granting various extensions contained in the September 13, 2000 Amending Agreement.

Uravan can acquire an additional 10% working interest in the property by incurring an additional $1,000,000 in exploration and development expenditures on the property.

Upon Uravan completing the required payments and expenditures, the Company and Uravan shall enter into a Joint Venture Agreement to continue exploration and development of this property. The Company shall have either a 50% or 40% participating interest in the Joint Venture depending on whether Uravan exercises its option to acquire an additional 10% interest.

Finlayson Project

i. The Company has acquired by staking a 100% interest in approximately 2,831 mineral claims of which 2,791 claims are located in the Watson Lake Mining District, Yukon Territory and 40 claims are located in the Whitehorse Mining District, Yukon Territory. (Total acquisition costs to June 30, 2002 are $707,358).

The Company acquired 85 of the above mineral claims by an Agreement dated March 3, 1999 for a consideration of 100,000 common shares of the Company's capital stock (issued at a price of $0.55 per common share).

ii. By an Agreement dated June 12, 2001, the Company has granted True North Gems Inc. ("True North") of West Vancouver, British Columbia, an option to acquire a 50% interest, for the express purpose of exploring for and recovery of gemstones only, in 93 mineral claims, known as the Goal claims, for consideration of:

- $10,000 cash on or before July 15, 2001 (received);

5. MINERAL PROPERTIES (CONT'D)

- Incurring aggregate exploration expenditures of $1,100,000 on the property as follows:

  - $100,000 on or before March 1, 2002;
  - $250,000 on or before March 1, 2003;
  - $250,000 on or before March 1, 2004;
  - $250,000 on or before March 1, 2005;
  - $250,000 on or before March 1, 2006; and

- $40,000 cash on completion of the aggregate exploration expenditures.

As at June 30, 2002, True North had made eligible exploration expenditures totalling approximately $570,000.

iii. By a Purchase Agreement dated March 7, 2002 the Company granted True North an option to acquire the Company's remaining 50% interest (for a total 100% interest) in the 93 mineral claims described above for consideration of:

- $300,000 cash, payable in stages on or before March 7, 2003 ($100,000 received);
- the issuance of units of True North having a value of $200,000; and
- granting the Company rights under an Access Rights Agreement whereby the Company retains the right to explore for precious and base metals on the property.

Completion of the Purchase Agreement would extinguish the current option and joint venture agreement between the Company and True North.

<u>Eureka Joint Venture Properties</u>

By an Agreement dated April 15, 1999, the Company and Strategic Metals Ltd. (formerly: Nordac Resources Ltd.) ("Strategic") of Vancouver, British Columbia formed the Eureka Joint Venture ("EJV"). Each Company has a 50% interest in the EJV.

The EJV currently has a 100% interest in 256 mineral claims located in the Dawson Mining District, Yukon Territory. The Company's contribution to the EJV is as follows:

i. 100% interest in mineral claims which were staked by the Company during the year ended December 31, 1999 at a cost of $3,516;

ii. repayment of $23,218 to Strategic for the staking cost of mineral claims; and

iii. payment for staking of additional claims at a cost of $38,160.

5. MINERAL PROPERTIES (CONT'D)

By an Option Agreement dated February 27, 2002 the Company, and its Eureka Joint Venture ("Eureka") partner granted Viceroy Resource Corporation ("Viceroy") an option to acquire up to a 65% interest in Eureka for consideration of:

For a 50% interest:

- $40,000 cash, payable in stages on or before February 1, 2005 ($10,000 received); and
- incurring aggregate exploration expenditures totalling $900,000 on or before February 1, 2006.

For an additional 15% interest:

- incurring additional exploration expenditures of $600,000 over a two year period.

A joint venture will be formed upon Viceroy earning either a 50% or 65% interest in Eureka.

Chug Chug, Cerro Ochre and Payo Properties

By a Letter Agreement dated March 19, 2002 the Company acquired a 100% interest in 3 mineral properties located in Chile for consideration of:

- 150,000 common shares of the Company's capital stock (issued at a price of $0.10 per share); and
- granting the Vendor the right to back in to a 50% joint venture interest on each of the properties by incurring exploration expenditures equal to 250% of the Company's expenditures thereon.

Lynx Creek Property

By an Agreement dated June 19, 2002, the Company acquired a 100% interest (subject to a 1.5% net smelter returns royalty, which may be purchased for $1,500,000 in increments of 0.1% for each $100,000 (paid) in 36 mineral claims located in the Mayo Mining District, Yukon for consideration of:

- Cash payments totalling $52,500 as follows:
  - $5,000 payable on signing of the Agreement (paid);
  - $7,500 on or before July 1, 2003;
  - $10,000 on or before July 1, 2004;
  - $15,000 on or before July 1, 2005; and
  - $15,000 on or before July 1 of each year thereafter.

5. MINERAL PROPERTIES (CONT'D)

- Incurring exploration and development expenditures totalling $300,000 as follows:
  - $50,000 on or before July 1, 2003;
  - $100,000 on or before July 1, 2004; and
  - $150,000 on or before July 1, 2005.

Subsequent to June 30, 2002 the Company has acquired by staking an additional 52 mineral claims contiguous to the above mineral claims.

6. METAL LEACHING AND SULPHUR TECHNOLOGY

	June 30, 2002	December 31, 2001
Acquisition Costs	$ 500,000	$ 935,000
Write-off of capitalized costs	-	(435,000)
	500,000	500,000
Deferred Development Costs:		
Consulting	-	1,200
Patent fees	6,210	8,761
	6,210	9,961
Balance, beginning of period/year	-	199,141
Write-off of capitalized costs	-	(209,102)
Balance, end of period/year	6,210	-
Total Metal Leaching and Sulphur Technology Costs	$ 506,210	$ 500,000

7. OBLIGATION UNDER CAPITAL LEASE

	June 30, 2002	December 31, 2001
Heller Financial equipment lease, bearing interest at 12.79% per annum, repayable in monthly installments of $287 including principal and interest. Final payment is due December 11, 2003.	$ 4,672	$ 6,041
Less: current portion	(3,014)	(2,828)
	$ 1,658	$ 3,213

7. OBLIGATION UNDER CAPITAL LEASE (CONT'D)

Under the present terms and conditions, future minimum lease payments due are as follows:

2002 (subsequent to June 30)	$ 1,719
2003	3,438
Total minimum lease payments	5,157
Less: amount representing interest	(485)
Present value of minimum lease payments	$ 4,672

8. CONVERTIBLE LOANS

	June 30, 2002	December 31, 2001
a. Maturing May 10, 2004, secured by Convertible Note and bearing an effective interest rate of 11.11% per annum, with interest payable quarterly.	$ -	$ 500,000

All or part of the principal amount of the loan was convertible at the option of the lender into common shares of the Company at a price of $0.65 per common share on or before May 10, 2002; at a price of $0.75 per common share on or before May 10, 2003; or at a price of $0.85 per common share on or before May 10, 2004.

As additional consideration for the loan, the Company issued share purchase warrants to the lender, entitling it to subscribe for up to 769,230 common shares of the Company at a price of $0.65 per common share on or before May 10, 2002 (these warrants expired unexercised).

The Company had the right to prepay all or any portion of the convertible loan outstanding.

In addition, the lender had the right after May 10, 2002 to require the Company to repay any portion of the convertible loan outstanding. Upon receipt of notice of repayment the Company had thirty banking days to repay the loan. In May 2002, the Company received notice of repayment and has repaid the outstanding principal and interest in full.

b. The Company entered into an 8% Redeemable Convertible Debenture with Hunter Dickinson Group Inc. ("HDGI") in order to finance the Company's investment in the Precious Exploration Limited Partnership ("PELP"). The Debenture was secured by the Company's interest in PELP. The loan was due December 31, 2002 unless the Company did not exercise its option to participate in the 2002 exploration program on or before January 31, 2002 and pay the promotion fee of $250,000, the total amount of the loan plus accrued interest was due immediately.

8. CONVERTIBLE LOANS (CONT'D)

In January, 2002, the management of the Company resolved not to exercise its option, and the Company relinquished its interest in PELP and the loan was converted into 7,000,000 common shares.

9. SHARE CAPITAL

During the period ended June 30, 2002, the Company increased its authorized share capital of common shares from 100,000,000 to 200,000,000. As a result the authorized share capital of the Company consists of 200,000,000 common shares without par value and 100,000,000 Class "A" Preferred shares having a par value of $1.00 per share.

The Company has issued common shares of its capital stock as follows:

	June 30, 2002		December 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	36,665,461	$ 23,883,127	22,856,266	$ 21,027,230
Issued during the period/year for:				
Cash	1,430,000	137,350	619,000	182,925
Mineral properties	150,000	15,000	1,000,000	124,000
Special Warrants	-	-	3,536,222	1,346,850
Share subscription advances	1,000,000	100,000	1,116,166	446,466
Finders fees	-	-	6,250	2,500
Debt	7,000,000	1,300,000	531,557	53,156
Investment	-	-	7,000,000	700,000
Balance, end of period/year	46,245,461	$ 25,435,477	36,665,461	$ 23,883,127

Transactions for the Issue of Share Capital
<u>During the Period Ended June 30, 2002:</u>

a. The Company completed a Private Placement financing consisting of 250,000 units at a price of $0.40 per unit for a net consideration of $97,600 after payment of finders fees totalling $2,400. Each unit consists of three "flow-through" common shares, one ordinary common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.12 per share on or before January 10, 2003. The gross proceeds of $100,000 were received prior to December 31, 2001.

9. SHARE CAPITAL (CONT'D)

b. The Company completed a Private Placement financing consisting of 132,500 units at a price of $0.40 per unit for a total consideration of $53,000. Each unit consists of three "flow-through" common shares, one ordinary common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.12 per share on or before February 27, 2003.

c. The Company completed a Private Placement financing consisting of 900,000 units at a price of $0.10 per unit for a net consideration of $86,750 after payment of finders fees totalling $3,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.12 per share on or before February 27, 2003.

d. The Company issued 7,000,000 common shares on conversion of the Redeemable Convertible Debenture as described in Note 8b.

e. The Company issued 150,000 common shares at a price of $0.10 per share to acquire the Chug Chug, Cerro Ocre and Pao mineral Claims located in Chile as described in Note 5.

<u>Stock Options:</u>

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 4,919,000. Options granted under the Plan will have a maximum term of ten years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the average closing market price of the Company's common shares for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives notice regarding the granting of such options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

A summary of the status of the Company's stock option plan as of June 30, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	June 30, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	2,830,000	$ 0.34	2,302,000	$ 0.50
Granted	1,495,000	0.12	1,255,000	0.12
Exercised	-	-	-	-
Forfeited/cancelled	(455,000)	(0.48)	(727,000)	(0.49)
Options outstanding, end of period/ year	3,870,000	$ 0.23	2,830,000	$ 0.34

9. SHARE CAPITAL (CONT'D)

At June 30, 2002, the Company had outstanding stock options to acquire 3,870,000 common shares as follows:

Number	Exercise Price	Expiry Date
190,000	$0.48	December 11, 2002
30,000	$0.51	July 3, 2003
250,000	$0.39	October 20, 2003
100,000	$0.54	April 26, 2004
220,000	$0.74	March 3, 2005
140,000	$0.50	June 15, 2005
220,000	$0.40	December 29, 2005
100,000	$0.40	February 8, 2006
1,125,000	$0.10	November 28, 2006
185,000	$0.10	February 12, 2007
90,000	$0.11	April 26, 2007
1,140,000	$0.12	May 14, 4007
80,000	$0.12	June 11, 2007
3,870,000		

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10 - 0.12	2,620,000	4.66	0.11
0.39 - 0.54	1,030,000	2.11	0.44
0.74	220,000	2.68	0.74
	3,870,000	3.87	0.23

9. SHARE CAPITAL (CONT'D)

The Company follows the settlement method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period	$ 308,451
Unrecorded stock option compensation adjustment	6,902
Pro-forma net loss for the period	$ 315,353
Pro-forma loss per share	$ (0.01)

The fair values of options vested during the six months ended June 30, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	88.62%
Risk-free interest rate	4.47%
Expected life	5 years
Dividend yield	0%

Warrants:

At June 30, 2002, the Company had outstanding share purchase warrants exercisable to acquire 5,032,500 common shares as follows:

Number	Exercise Price	Expiry Date
250,000	$0.20	June 29, 2003
3,500,000	$0.12	December 19, 2003
250,000	$0.12	January 10, 2003
1,032,500	$0.12	February 27, 2003
5,032,500		

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended June 30, 2002 and June 30, 2001 as follows:

	June 30, 2002	June 30, 2001
Non-cash financing activities:		
Share capital issued for:		
Debt	$ 1,300,000	$ -
Share subscription advances	100,000	446,466
Mineral properties	15,000	-
Share issue costs	-	2,500
Share subscription advances	(100,000)	(446,466)
	$ 1,315,000	$ 2,500
Non-cash investing activities:		
Option proceeds received	25,000	-
Mineral exploration tax credit	(37,005)	(103,282)
	$ (12,005)	$ (103,282)

During the period ended June 30, 2002 the Company paid interest of $27,846 (2001 - $29,167).

The net change in non-cash working capital items consists of:

	June 30, 2002	June 30, 2001
Accounts receivable	$ 1,419	$ 13,603
Marketable securities	680,115	-
Mineral exploration tax credit recoverable	325,103	-
Prepaid expenses	(4,839)	-
Accounts payable and accrued liabilities	(98,074)	(87,059)
Due to related parties	24,492	-
	$ 928,216	$ (73,456)

11. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segments is as follows:

	Canada	Chile	Argentina	Total
June 30, 2002				
Property, Plant and Equipment	$ 30,787	$ -	$ -	$ 30,787
Mineral properties, including Deferred costs	16,127,818	358,910	-	16,486,728
Metal Leaching and Sulphur Technology, including deferred costs	506,210	-	-	506,210
	$ 16,664,815	$ 358,910	$ -	$17,023,725

	Canada	Chile	Argentina	Total
December 31, 2001				
Property, Plant and Equipment	$ 35,758	$ -	$ -	$ 35,758
Mineral properties, including Deferred costs	16,079,435	326,710	-	16,406,145
Metal Leaching and Sulphur Technology, including deferred costs	500,000	-	-	500,000
	$ 16,615,193	$ 326,710	$ -	$16,941,903

12. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $Nil (2001 - $32,946) and rent and office services totalling $Nil (2001 - $2,224) have been incurred with a corporation related to the Company by former common Directors.

b. Management fees, consulting fees and salaries totalling $132,260 (2001 - $104,968) have been incurred with certain directors, officers and corporations related by common directors. Of this amount $26,559 (2001 - $53,845) was capitalized to deferred costs.

c. Legal fees and disbursements totalling $37,086 (2001 - $54,500) have been incurred with a law firm in which a personal law corporation controlled by an Officer of the Company was a partner and now is an associate in the practice of law.

The transactions above have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

13. JOINT VENTURE OPERATIONS

The consolidated financial statements include the Company's proportionate interest in its joint ventures as follows:

	June 30 2002	December 31, 2001
Cash	$ 7,933	$ 9,191
Goods and services tax recoverable	-	-
Mineral exploration tax credit recoverable	-	-
	7,933	9,191
Mineral Properties, including deferred costs	1,288,855	1,239,968
	$ 1,296,788	$ 1,249,159
Accounts payable and accrued liabilities	$ 816	$ -
Due to related parties	-	1,036
Deficit	(55,790)	(54,525)
	$ (54,974)	$ (53,489)
Net investment in joint ventures	$ 1,351,762	$ 1,302,648
Net income for the period/year	$ 16	$ 22,098
Cash flows from operating activities	$ 32,362	$ (934)
Cash flows from financing activities	$ (26,669)	$ 294,060
Cash flow from investing activities	$ (6,951)	$ (293,814)

14. ADDITIONAL INFORMATION

By a Share Purchase Agreement dated June 13, 2002, the Company will purchase from Boliden Limited, a 100% interest in Westmin Resources, Inc., an Idaho corporation for consideration of:

- 3,000,000 common shares of the Company's capital stock
- a 0.5% net smelter royalty on production from the Blue Moon Property, Mariposa County, California, to a maximum of US$500,000.

When completed, this transaction will be accounted for as a consolidation using the purchase method of accounting.

15. SUBSEQUENT EVENTS

a. The Company issued 680,667 common shares as follows:

- 340,667 flow-through common shares at a price of $0.15 per common share for a total consideration of $51,100; and
- 85,000 Series B units at a price of $0.60 per Series B unit for a total consideration of $51,000, which was received prior to June 30, 2002.

Each Series B unit is comprised of three flow-through common shares and one common share plus one non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.20 per common share for a one year period.

b. The Company sold 50,000 shares of Uravan Minerals Inc. at a price of $0.22 per share for a total consideration of $11,000.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	____	Schedule A
	X	Schedule B & C

ISSUER DETAILS:

Name of Issuer	EXPATRIATE RESOURCES LTD.
Issuer Address	#701 - 475 Howe Street, Vancouver, B.C. V6C 2B3
Issuer Telephone Number	(604) 682-5474
Contact Person	Harlan D. Meade
Contact Position	President
Contact Email Address	info@expatriateresources.com
Web Site Address	www.expatriateresources.com
Contact Person	Harlan D. Meade
Contact Telephone Number	(604) 682-5474
For Quarter Ended	June 30, 2002
Date of Report (yy/mm/dd)	02/08/08

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Harlan D. Meade"	02/08/23
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"Robert G. Yeoman"	02/08/23
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 12 in the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $169,346 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED JUNE 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commissions and Expenses Paid
Jan. 10/02	Common Shares	Private Placement	1,000,000	$ 0.10	$ 100,000	Cash	$ 2,400
Feb. 1/02	Common Shares	Debt Conversion	7,000,000		$1,300,000	N/A	N/A
Feb. 27/02	Common Shares	Private Placement	1,430,000	$ 0.10	$ 143,000	Cash	$ 3,250
Apr. 10/02	Common Shares	Mineral Property	150,000	$0.10	$ 15,000	N/A	N/A

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

B. OPTIONS GRANTED DURING PERIOD ENDED JUNE 30, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Feb. 12/02	R. McKnight	150,000	$ 0.10	Feb. 12, 2007
Feb. 12/02	J. Moore	35,000	$ 0.10	Feb. 12, 2007
Apr. 26/02	J. Moore	50,000	$ 0.11	Apr. 26, 2007
Apr. 26/02	R. Schultz	40,000	$ 0.11	Apr. 26, 2007
May 14/02	H. Meade	400,000	$ 0.12	May 14, 2007
May 14/02	T. Tucker	150,000	$ 0.12	May 14, 2007
May 14/02	C. Ellis	145,000	$ 0.12	May 14, 2007
May 14/02	P. Lhotka	70,000	$ 0.12	May 14, 2007
May 14/02	R. Yeoman	125,000	$ 0.12	May 14, 2007
May 14/02	J. Moore	25,000	$ 0.12	May 14, 2007
May 14/02	R. Schultz	25,000	$ 0.12	May 14, 2007
May 14/02	W. Segsworth	60,000	$ 0.12	May 14, 2007
May 14/02	R. McKnight	60,000	$ 0.12	May 14, 2007
May 14/02	G. Yeadon	30,000	$ 0.12	May 14, 2007
May 14/02	L. Mayers	50,000	$ 0.12	May 14, 2007
June 11/02	R. Duncan	80,000	$ 0.12	June 11, 2007

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002:

Authorized share capital - 200,000,000 common shares with no par value.
- 100,000,000 Class "A" preferred shares having a par value of $1.00 per share

A total of 46,245,461 common shares have been issued for a total of $25,435,477.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT JUNE 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	190,000	$0.48	Dec. 11, 2002
Options	30,000	$0.51	July 3, 2003
Options	250,000	$0.39	Oct. 20, 2003
Options	100,000	$0.54	Apr. 26, 2004
Options	220,000	$0.74	Mar. 3, 2005
Options	140,000	$0.50	June 15, 2005
Options	220,000	$0.40	Dec. 29, 2005
Options	100,000	$0.40	February 8, 2006
Options	1,125,000	$0.10	November 28, 2006
Options	185,000	$0.10	February 12, 2007
Options	90,000	$0.11	April 26, 2007
Options	1,140,000	$0.12	May 14, 2007
Options	80,000	$0.12	June 11, 2007
Warrants	250,000	$0.20	June 29, 2003
Warrants	3,500,000	$0.12	December 19, 2003
Warrants	250,000	$0.12	January 10, 2003
Warrants	1,032,500	$0.12	February 27, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2002

Common shares in escrow – Nil

<u>Section 5</u>

A. LIST OF DIRECTORS AND OFFICERS AS AT AUGUST 8, 2002:

Dr. Harlan D. Meade	President/CEO/Director
Robert G. Yeoman	CFO/Director
James Jack	Director
Walter Segsworth	Director
Robert McKnight	Director
Carol E. Ellis	Vice-President Investor Relations
Terry Tucker	Vice-President Exploration
Glenn R. Yeadon	Secretary

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Description of Business

Expatriate is in the business of exploration and development of mineral deposits in Canada and South America. Expatriate, through its subsidiary Nitrosyl Technologies Corporation, also has interests in metal leaching and sulphur technologies that may provide strategic benefit to the development of its mineral properties.

Discussion of Operations

Expatriate's continuing exploration is focused primarily on its claims in the Finlayson District in southeast Yukon and its gold properties in the Mayo District also in the Yukon. Uravan Minerals is exploring Expatriate's Canalask nickel-copper-PGE property in the Kluane District, southwest Yukon and Viceroy Resource Corporation is exploring the Eureka Joint Venture gold property in the Dawson District in the Yukon.

Finlayson Project, Yukon

Exploration is continuing on Expatriate's wholly owned Play and Ref claims in the north part of the Finlayson District. These claims were last explored in 1997.

Limited work is being proposed for the Wolverine property. Atna Resources Ltd. is not participating in the 2002 Wolverine Joint Venture program and will undergo dilution of its interest. Expatriate's working interest in the joint venture has increased to approximately 60.6%. Expatriate has proposed a program of $44,000 for 2002 consisting mainly of claim maintenance and related activities.

Eureka Joint Venture, Yukon

The Eureka Joint Venture, consisting of 50% Expatriate and 50% Strategic Metals Ltd., completed an option agreement with Viceroy Resource Corporation on the joint venture's 164 claim Eureka property. The property is located 60 kilometres southeast of Dawson City in the southwest portion of the Klondike Goldfields (see March 1, 2002 news release).

Viceroy may earn an initial 50% interest by completing $900,000 in exploration expenditures over four years and making cash payments totalling $40,000. Viceroy made a payment of $5,000 prior to July 1, 2002 to maintain the option and has commenced fieldwork on the property. Viceroy is planning to drill several of the targets in August. Viceroy must make a minimum of $100,000 in exploration expenditures during 2002.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Regal Ridge Emerald Property, Yukon

Expatriate concluded an agreement with True North Gems Inc. ("True North") for the sale of Expatriate's interest in the 93 claim Regal Ridge Emerald property in the Finlayson Lake District (see March 6, 2002 news release). The sale of its interest will provide Expatriate additional money for its 2002 exploration program and the opportunity to acquire a direct equity interest in True North upon its completion of an initial public offering of its shares.

Under the sale agreement, Expatriate will receive an aggregate consideration of $500,000, consisting of an initial cash payment of $25,000 that was paid on receipt of regulatory acceptance and $75,000 that was paid before March 31, 2002; $100,000 on the earlier of Initial Public Offering (IPO) and August 1, 2002; and an additional $100,000 payment on the earlier of IPO or March 7, 2003. The remaining $200,000 shall be payable in True North Units at the share price in the IPO or by the issuance to Expatriate of a Convertible Special Note that automatically converts at the IPO share price. The True North Units shall consist of one common share and one common share purchase warrant with the conversion to be on the same terms as for similar shares in the IPO being contemplated by True North.

Expatriate retains the right to explore for precious and base metals on the Regal Ridge Emerald Property under an Access Rights Agreement with True North. The claims comprising the Regal Ridge property are part of Expatriate's large Goal Net property and have potential to host copper-rich Besshi type massive sulphide deposits.

Expatriate has also granted True North a right of first opportunity to acquire an option to explore for emeralds on two other wholly owned Expatriate mineral properties in the Finlayson District.

Acquisition of Falconbridge Limited Copper Projects in Chile

Expatriate completed the acquisition of three copper properties in Chile from Falconbridge Limited (see March 12, 2002 news release). The three properties are located in the Central Porphyry Copper Belt where Expatriate, through its wholly owned subsidiary Compañia Minera Latina Ltda., has been exploring for oxide and sulphide copper deposits for the past several years. During the period, Expatriate issued Falconbridge 150,000 of its common shares to Falconbridge as consideration for the purchase of the assets.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Blue Moon Property, California

On May 9, 2002, Expatriate announced that it completed an agreement with Boliden Limited ("Boliden") for the purchase of 100% interest in the Blue Moon zinc-copper-lead-silver-gold property in Mariposa County, California (see June 25, 2002 news release). Expatriate will purchase 100% interest in Westmin Resources, Inc., an Idaho corporation (WRI), which holds all interest in the Blue Moon Property. Expatriate shall issue 3 million common shares of Expatriate to Boliden Limited for all interest in WRI. The issuance of the additional shares to Boliden will increase its interest in Expatriate from 17.95% of the issued shares to 22.95%. Expatriate will also grant Boliden a 0.5% Net Smelter Return royalty capped at US$500,000. The property is also subject to royalties to third parties that are capped at US$1.6 million and a 10% Net Profits royalty interest. Acquisition of the mineral rights and issuance of the shares are subject to regulatory acceptance.

The Blue Moon property is located 35 kilometres east of Merced in Mariposa County, California, and consists of 520 acres of mineral rights. The mineral rights cover the high-grade Blue Moon zinc-copper-lead-silver-gold massive sulphide deposit and extensions of the favourable stratigraphy. Previous mining by Hecla Mining Company during 1943-1945 produced 55,656 tons grading 12.3% zinc, 0.36% copper, 0.48% lead, 3.75 oz/ton silver and 0.062 oz/ton gold. The project was actively explored by Colony Pacific Explorations Ltd. and Westmin Resources Limited in the period 1981-1988 with 56,853 feet of drilling completed in 62 drill holes. The drilling defined a geological reserve (Westmin, 1989 Annual Report) as summarized in the table:

Geological Reserves*	Tonnes	Zn %	Cu %	Pb %	Ag g/t	Au g/t
Probable	2,457,600	8.84	1.05	0.53	98.4	2.33
Possible	1,006,900	5.75	0.96	0.36	69.6	2.23
* Under National Policy 43.101 the Probable and Possible Reserves would be classified as Indicated and Inferred Mineral Resources, respectively.						

Blue Moon provides Expatriate an attractive small mine development opportunity that may be enhanced by discovery of additional ores as exploration is renewed. The location and excellent infrastructure provide opportunity for low capital and operating costs in development of the deposit. Expatriate plans to undertake a review of the data and resume exploration. It also plans to re-evaluate the production plan for the deposit and formulate a plan for its development.

Completion of the acquisition is expected to take several months to effect the transfer of non-Blue Moon assets out of Westmin Resources Inc. and registration of the change in ownership

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Cook and Currie Township Properties, Ontario

Echo Bay Mines Ltd. notified Expatriate on April 19, 2002 that it was terminating its option to acquire a 50% interest in the Cook and Currie Properties. Echo Bay completed geophysical surveys over parts of the properties defining several anomalies; however, these anomalies were not evaluated by drilling. The properties are located southeast of Timmins, Ontario within a greenstone belt that has been focus of intermittent gold exploration over the past 100 years.

Canalask Property, Yukon

Uravan Minerals Inc ("Uravan") is earning a 50% interest in Expatriate's Canalask property in the Kluane District in southwest Yukon by making aggregate expenditures of $1.2 million. Uravan has made aggregate expenditures of approximately $320,000 and is required to make aggregate expenditures of $ 700,000 by August 1, 2002 to maintain its option to earn a minimum 50% interest in the Canalask property (see Subsequent Events).

Previous geophysical surveys and geochemical sampling have defined two areas with strong electromagnetic response and nickel-copper-cobalt-platinum group element mineralization. The geophysical anomalies are interpreted to define embayments in the footwall of an ultramafic sill. The two areas of the anomalies cover 800 and 1100 metres of the more than 5000 metre long sill structure (see Uravan October 31, 2001 news release).

Lynx Creek Property

Expatriate entered into an agreement to purchase a 100% interest in the Len property in the Mayo Mining District, Yukon (see June 27, 2002 news release). The Len property consists of 36 mineral claims located 8 kilometres east of the large Dublin Gulch gold deposit with a published resource of 99 million tonnes grading 1.1 g/t gold (Hart et al 2000).

Expatriate will acquire a 100% interest in the property by making cash payment to Mrs. J. Dickson of Whitehorse, Yukon of $37,500 over three years and exploration expenditures on the Property totalling $300,000 on or before July 1, 2005. In addition, Mrs. Dickson will receive a 1.5 % Net Smelter Return royalty. Upon vesting of the option, a payment of $15,000 shall be paid annually as an advance royalty payment. Expatriate may purchase the royalty for $1,500,000 in increments of 0.1 percent for each $100,000 of payments.

Subsequently, Expatriate has staked an additional 52 Lynx claims adjoining the Len claims. The claims comprising the Lynx Creek Project host one of numerous gold occurrences in the Tintina Gold Belt associated with mid-Cretaceous plutons of the Tombstone Plutonic Suite. Drilling, trenching and soil geochemical and geophysical surveys completed in 1996 and 1997 defined gold mineralization within and adjacent to a 400 by 700 metre granodiorite intrusion. Five of the six drill holes tested a sheeted vein structure in the intrusion. The sixth hole intersected gold mineralization within quartzite and phyllite of the Hyland Group.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Expatriate's prime interest is the gold-bearing sulphide mineralization intersected in hole 97-6 within the metasedimentary rocks, rather than the vein zone in the intrusion. The bottom 22 metres of the 67 metre long hole graded 1.4 g/t gold over 22.2 metre. The mineralization consists of pyrite and arsenopyrite in narrow veinlets in quartzite. The entire bedrock interval grades 0.8 g/t gold over 57.1 metres.

Data from the previous soil geochemical sampling suggest that the gold mineralization may be more widespread in the metasedimentary rocks. Field surveys are planned to evaluate the potential to expand the area of gold mineralization.

Corporate Activities

Financing

During the second quarter, Expatriate sold 295,000 shares of Resources Investment Trust PLC on the London Stock Exchange for net proceeds of $629,943 after brokerage fees. The proceeds are being used for general corporate purposes and repayment of the loan and interest due to CapitalPro International, Inc. in respect of the $500,000 convertible loan (see May 28, 2002 news release). Expatriate continues to hold 14,287 shares of Resources Investment Trust for investment purposes.

Expatriate sold 83,000 shares of Uravan Minerals Ltd. during May and June 2002 for net proceeds of approximately $23,305. The proceeds are being used for general corporate purposes. Expatriate continues to hold 81,667 shares of the 166,667 Uravan common shares received January 1, 2002 in lieu of the $25,000 cash payment due from Uravan as part of its requirements to maintain its option on Expatriate's Canalask property located in southwest Yukon.

Expatriate is planning an offering of flow-through shares to provide additional money for its exploration program for Expatriate's properties in the Yukon (see Subsequent Events).

CapitalPro Debenture Repayment

Expatriate entered into a convertible debenture agreement on May 2, 2000 with CapitalPro International, Inc. (see May 12, 2000 news release). On May 2, 2002, CapitalPro gave Expatriate notice that it sought repayment of the loan on the second anniversary of the loan. On May 28, 2002, Expatriate repaid all outstanding principal and interest (see May 28, 2002 news release).

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Stock Options

On May 13, 2002, Expatriate's revised stock option plan was accepted by the TSX Venture Exchange increasing the allowable options to be granted to 4,919,000 shares.

A total of 1,310,000 options were granted to employees and officers of the Company during the second quarter; 90,000 were granted at $0.11/share, and 1,220,000 were granted at $0.12/share. All of the options granted have a term of five years. A total of 3,870,000 share options were outstanding as of June 30, 2002.

Annual Report and Information Circular

Expatriate held its Annual and Extraordinary General Meeting on June 20, 2002 in the Gabriola Island Room, Fairmont Hotel Vancouver, Vancouver, B.C. All resolutions in the Information Circular and the Notice of Additional Matters were approved including:

- the appointment of Jones Richards & Company as auditors;
- election of directors
- increase in authorized common share capital to 200,000,000 shares;
- authority to issue shares by private placement in such amount as to create a control person as defined in the applicable securities regulations;
- granting of incentive stock options to insiders of the Company;, and.
- approval of issuance of shares to Boliden on completion of acquistion of the Blue Moon Property and Boliden becoming a control person owning more than 20% of the issued shares of Expatriate.

Changes to Board of Directors

Mr. Kjell Larsson did not stand for re-election to the Board of Directors. Mr. James I. Jack was nominated at the meeting and elected to the Board along with messieurs McKnight, Meade, Segsworth and Yeoman.

Investor Services

Expatriate continues to engage Mr. Lance Mayers of Osoyoos, British Columbia to provide investor services of communicating new releases to investors and potential investors. During the first quarter of 2002, Gateway received $1,000 per month to provide these services.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Capitalization

Expatriate's issued share capital increased to 46,245,461 during the period from the 46,095,461 common shares issued at March 31, 2002 with the issuance of 150,000 shares to Falconbridge Ltd. for the purchase of copper properties in Chile (see March 12, 2002 news release). The issued shares do not include 3,000,000 shares that the Company intends to issue to Boliden Limited for the purchase of the Blue Moon property in California (see June 25, 2002 news release).

Expatriate has 3,870,000 stock options and 5,032,500 warrants issued. On a fully diluted basis Expatriate would have 55,147,961 shares as at June 30, 2002 basis compared with 55,400,348 at March 31, 2002. See Subsequent Events for issuance of additional shares, warrants and options after June 30, 2002.

Liquidity and Solvency

At the end of the second quarter 2002, Expatriate had current assets of $454,216 consisting of $355,549 of cash, $11,940 of accounts receivable, $44,885 of marketable securities, $37,003 of YMETC recoverable and $4,839 of prepaid expenses. Current liabilities were $107,471 consisting of $30,729 in accounts payable and accrued liabilities, $73,728 in amounts due to related parties, $3,014 of current obligation under capital lease.

Expatriate has sufficient working capital to meet its short-term requirements. It raised $102,100 in July and received $100,000 from True North Gems in early August under its sale agreement with Expatriate (See Subsequent Events). Additional payments are expected from True North in the fourth quarter.

As at June 30, 2002, Expatriate had incurred sufficient exploration expenditures eligible (Canadian Exploration Expense) to fulfill the current flow-through share obligations for 2002.

There is no assurance that Expatriate can reasonably sell its marketable securities as markets for all of the securities Expatriate wishes to sell may not be readily available. Similarly, market conditions remain difficult and raising additional capital to meet the needs of Expatriate over the long term remains uncertain.

Balance Sheet

As at June 30, 2002, current assets were $454,216 as compared to $1,208,845 at March 31, 2002. The large change in current assets is due to use of proceeds of sale of marketable securities to repay a $500,000 convertible debenture and other indebtedness. Cash on hand at end of second quarter was $355,549 compared with $119,008 for March 31, 2002. Marketable securities decreased to $44,885 due to sale of shares of Resource Investment Trust and Uravan Minerals Inc. Yukon Mineral Exploration Tax Credit has decreased from $341,039 as of March 31, 2002 due to receipt of payment of $326,066 of YMETC in second quarter and incurring of approximately $19,000 of new YMETC in the second quarter. Capitalization of mineral properties decreased slightly to $16,375,244 at March 31, 2002 compared to $16,439,313 at December 31, 2001.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Current liabilities are $107,471 compared to $633,839 as at March 31, 2002. The large decline in current liabilities during the period is due to repayment of the $500,000 convertible debenture. Account payables and accrued liabilities decreased from $83,654 at end of first quarter, to $30,729 as at June 30, 2002. Amounts due related parties were $73,728 as of June 30, 2002, compared to $56,930 at March 31, 2002.

Administration Costs

Administration costs before interest received during second quarter 2002 were $97,504 compared to $110,101 for the first quarter and are significantly reduced from the $174,193 in second quarter 2001. Administration costs for the quarter include $4076 for accounting and audit fees, $2,484 for amortization, $7,658 for consulting fees, $8125 for filing and transfer agent fees, and $21,071 for investor relations and financing expenses. Legal fees were $19,562, rent and office services were $21,786, and salaries and benefits were $12,742 for the second quarter 2002. Interest on long term debt was $13,679 during the period; however, with repayment of the convertible debenture, this expense is eliminated. Expatriate continues to focus on reduction of its administration costs.

Subsequent Events

Regal Ridge Emerald Property

Pursuant to the March 6, 2002 Sale Agreement, True North Gems Inc. made a payment of $100,000 received August 2, 2002 as part of the purchase price of Expatriate's interest in the Regal Ridge Emerald property. True North Gems has advised Expatriate that it intends to complete it IPO in fall 2002 and make the remaining payments under the purchase agreement at that time.

Canalask Property

Uravan Minerals Inc. commenced drilling on the Canalask Property in July. As of the time of preparation of this report, the results of the drilling had not been released.

StrataGold Corporation

Expatriate has announced that it intends to form a new public company and transfer all interest in its gold properties to the new company for shares (see July 9, 2002 news release). The restructuring of assets is being undertaken to allow the exploration of the gold assets to be self-financing without causing dilution of Expatriate shareholders equity in its base metal assets. The transfer of the gold properties to StrataGold will sharpen Expatriate's focus on exploration for base metals.

EXPATRIATE RESOURCES LTD.
JUNE 30, 2002

Expatriate is in discussion with several brokerage firms to secure a financing agreement for the initial public offering of the Company. The creation of the public company and completion of the initial public offering is expected to take several months. Expatriate intends to dividend the majority of the StrataGold shares received for the gold properties to Expatriate shareholders.

Financing

Expatriate completed private placements totaling $102,100 which provides for the issuance of 595,667 flow-through common shares at $0.15/share and 85,000 common shares at $0.149/share and 85,000 share purchase warrants with a value of $0.001/share (see July 25, 2002 news release). The warrants entitle the holder to acquire an additional common share of Expatriate for each warrant held at a price of $0.20/ share through July 30, 2003.

Management Change

Ms. Carol Ellis has resigned as Vice President Investor Relations for Expatriate Resources Ltd. effective August 16, 2002 to pursue other opportunities.

Company Capitalization

Subsequent to June 30, 2002, 680,667 common shares and 85,000 warrants were issued pursuant to a financing completed in July. The issued capital of the Company is 46,926,128 shares as at August 1, 2002, or 55,232,961 shares on a fully diluted basis.

Expatriate Resources Ltd.
August 8, 2002